U.S. SECURITIES AND EXCHANGE COMMISSI
WASHINGTON, D.C. 20549



08025403

| ANNUAL AUDITED REPORT

FORM X-17 a-5
PART III | FACING PAGE
Information Required of Broker and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NO.

41609
8- |

REPORT FOR THE PERIOD BEGINNING - __1/1/07__ AND ENDING __12/31/07__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WWK Investments, Inc. (a wholly-owned
Subsidiary of Welch, Welch & Kelley Investments, Inc.)

SEC
Mall Processing
Section

FEB 26 2008

Washington, DC
101

Official Use Only
————————
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

133 W. Main Street, Suite 130
(No. and Street)

Northville	Michigan	48167
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch	248-449-8300
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	28552 Orchard Lake Road	Farmington Hills	MI	48334
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, <u>Daniel J. Welch,</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>WWK Investments, Inc.</u>, as of <u>December 31, 2007</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows.
[X]	(e)	Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch &
Kelley Investments, Inc.)
Northville, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2007

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2007	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 10
Supplementary Schedule	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12 - 14

INDEPENDENT AUDITORS' REPORT

February 23, 2008

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

We have audited the accompanying statement of financial condition of **WWK Investments, Inc.** (a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.) as of December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **WWK Investments, Inc.** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

Farmington Hills, MI

WWK INVESTMENTS, INC.

(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	42,745
Receivables from broker-dealers and clearing organizations		79,243
Prepaid assets		3,001
Net property and equipment		44,358
Other assets		2,297
Total assets	**$**	**171,644**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accrued compensation	$	31,236
Accrued professional fees and miscellaneous		5,636
Federal income tax payable		5,000
Deferred income taxes		3,100
Total liabilities		**44,972**

Commitments (Note 4, 5 and 6)

Shareholders' equity

Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 5,000 shares		5,000
Additional paid-in-captial		54,558
Retained earnings		67,114
Total shareholders' equity		**126,672**
Total liability and shareholders' equity	**$**	**171,644**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF INCOME

Year Ended December 31, 2007

Revenues		
Commissions	$	1,092,447
Investment and advisory fees		20,287
Other		38,670
Total revenues		**1,151,404**
Expenses		
Compensation, commissions and related benefits		807,715
Regulatory fees		7,925
Depreciation		4,070
Advertising		1,313
Insurance		54,889
Other		210,515
Total expenses		**1,086,427**
Income before income tax provision		**64,977**
Provision for income tax		
Current		10,842
Deferred		3,100
Total income tax expenses		**13,942**
Net income	$	**51,035**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2007

| | Common Stock | | Additional | Retained | Total Shareholders' |
	Shares	Amount	Paid-in-Capital	Earnings	Equity
Balances, January 1, 2007	5,000	$ 5,000	$ 54,558	$ 16,079	$ 75,637
Net income	-	-	-	51,035	51,035
Balances, December 31, 2007	5,000	$ 5,000	$ 54,558	$ 67,114	$ 126,672

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 51,035
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	4,070
Defered income taxes	3,100
Net changes in operating assets and liabilities which provided (used) cash	
Receivables from broker-dealers and clearing organizations	(14,588)
Prepaid expenses	(3,001)
Other assets	(2,297)
Accrued expenses	5,186
Net cash provided by operating activities	**43,505**
Cash flows used in investing activities	
Purchase of property and equipment	(32,003)
Net increase in cash and cash equivalents	**11,502**
Cash and cash equivalents, beginning of year	31,243
Cash and cash equivalents, end of year	**$ 42,745**
Supplmental cash flows information	
Cash paid during the year for	
Federal income taxes	**$ 5,842**

The accompanying notes are an integral part of these financial statements.

1. **BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Nature of Business

    WWK Investments, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the State of Michigan.

    The Company is wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc. (The "Parent") and was incorporated under the laws of the state of Nebraska on July 19, 1989.

    Cash and Cash Equivalents

    Cash and cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds." The Company, at times, maintains cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts and the management believes the Company is not exposed to any unusual credit risk associated with cash.

    Property and Equipment

    Purchased property and equipment are stated at cost, less accumulated depreciation. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Property and equipment are depreciated using the straight-line method over the estimated useful life of the related assets, which range from 5 to 39 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Revenue Recognition

Securities transactions and related revenue and expense, are recorded on a trade date basis. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the period the investments remain under the management of the investment advisory firms.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $1,313 in 2007.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. In 2007, 83% of commission revenue was from two investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to different methods used for depreciation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Major classes of property and equipment are summarized as follows at December 31, 2007:

	Amount
Furniture and fixtures	$ 10,210
Leasehold improvements	18,472
Equipment	24,372
Total property and equipment	53,054
Less accumulated depreciation	8,696
Property and equipment, net	**$ 44,358**

3. RELATED PARTY TRANSACTIONS

The Parent has adopted a retirement plan known as a SIMPLE plan. As the Company is a wholly owned subsidiary of the Parent, all Company employees who meet the plan's eligibility requirements are covered. Contributions for the year ended December 31, 2007 were $21,363. As of January 1, 2008, the Company established a Safe Harbor 401(k) Plan. As of January 1, 2008, the Company will cease contributions to the SIMPLE Plan and begin funding the Safe Harbor plan for all eligible employees.

4. LEASE COMMITMENTS (Including Related Party)

The Company leased, on a month-to-month basis through December 31, 2007, operating facilities from Welch & Company, LLC, a related company through common ownership. As of January 1, 2008 the Company no longer leases this facility. Rent expense for the year ended December 31, 2007 was $15,250.

The Company leases office space under an operating lease expiring on March 31, 2014. The lease has options to renew for an additional 6 years. The lease terms of the contract began on December 1, 2007 with a commencement date of April 1, 2008. The Company did not move into the location until January 2008. The Company incurred expenses associated with the move to the new building and as such, the landlord will offset the leasehold improvements incurred by the Company as form of payment from December 1,

2007 through March 31, 2008. Rent expense under the operating lease amounted to $3,063 for the year ended December 31, 2007.

Future minimum rental payments under non-cancelable operating leases with initial or remaining terms in excess of one year and in effect as of December 31, 2007 is as follows:

Year Ending December 31,	Amount
2008	$ 20,672
2009	27,563
2010	28,153
2011	28,775
2012	29,354
Thereafter	37,457
Total	**$ 171,974**

5. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2007 the Company had net capital of $35,900, which was $30,900 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 125.27%.

6. **EMPLOYEE AGREEMENTS**

The Company has entered into agreements with its officers. The terms of the agreements state that, upon a mutually agreeable termination of one of the officers, the Company agrees to pay 50% of "12b-1" or trail fees to the terminated officer. 12b-1 fees are fees earned by the Company which are paid by registered investment companies and are based upon the total amount invested by the customers of the Company in the investment companies' assets. During the year ended December 31, 2007, the Company received

$665,378 of the previously described 12b-1 fees. This amount comprised 58% of the Company's total revenue.

*****

Supplementary Schedule

WWK INVESTMENTS, INC.
(a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Total shareholders' equity qualifed for net capital	$	126,672
Deductions and/or changes		
Non-allowable assets		
Petty cash		500
Accounts receivable - advisor fee		4,431
12b-1 accrual		35,739
Prepaid expenses		3,001
Property and equipment		44,358
Security deposit		2,297
Total deductions		90,326
Net capital before haircuts on securities positions (tentative net capital)		36,346
Haircuts on securities - Other securities		446
Net capital	$	35,900
Aggregate indebtedness - Items included in statement of financial condition - accrued expenses/ accounts pay	$	44,972
Computation of basic net capital requirement		
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	30,900
Excess net capital at 1,000% (Net capital, less 10% aggregate indebtedness)	$	31,403
Ratio of aggregate indebtedness to net capital		125.27%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II filing

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 23, 2008

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of *WWK Investments, Inc.* (the "Company") (a wholly-owned subsidiary of Welch, Welch & Kelley Investments, Inc.) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered

brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Farmington Hills, Michigan

END